Exhibit 99.8

Storm Cat Energy

1125 17th Street, Suite 2310

Denver, Colorado 80202

May 12, 2006

Dear Shareholder:

You are cordially invited to attend the 2006 Annual Meeting of Shareholders of Storm Cat Energy Corporation being held at 2:00 p.m. pacific daylight time on Tuesday, June 27, 2006 at the offices of Bull, Housser & Tupper LLP, 30th Floor, 1055 West Georgia Street, Vancouver, British Columbia.

The Notice of Annual and Special General Meeting of Shareholders and the Information Circular that follow describes the business to be conducted at the meeting.  We will also provide an overview of our current operations.

The Annual Report for the year ending December 31, 2005 is enclosed, and I hope that you will review it carefully.  If you are unavailable to attend the meeting in person and have questions please either call 1-87-STORMCAT or visit our website at http://www.stormcatenergy.com.

Also enclosed is a proxy for your election of the business to be conducted at the meeting.  Whether or not you are able to attend the meeting, I urge you to complete your proxy and return it to our transfer agent Pacific Corporate Trust Company, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9 in the enclosed addressed, postage paid envelope or by fax at 604.689.8144.  A quorum of the shareholders must be present at the meeting, either in person or by proxy, for the conduct of business.

Sincerely,

(signed) “J. Scott Zimmerman”

J. Scott Zimmerman

President and Chief Executive Officer

STORM CAT ENERGY CORPORATION

(the “Company”)

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special General Meeting of Shareholders of the Company will be held at the offices of Bull, Housser & Tupper LLP, 30th Floor, 1055 West Georgia Street, Vancouver, British Columbia, on Tuesday, June 27, 2006 at 2:00 p.m., for the following purposes:

1.                                       To receive the financial statements of the Company for the fiscal year ended December 31, 2005, together with the report of the auditors thereon;

2.             To elect directors;

3.             To appoint auditors;

4.                                       To consider, and if deemed appropriate, pass a special resolution, with or without variation, approving certain amendments to the Articles of the Company to, among other amendments, create a class of Preferred Shares issuable in series as more particularly set out in the Company’s Information Circular dated May 12, 2006 (the “Circular”);

5.                                       To approve, by ordinary resolution, the issuance by the Company in one or more private placements of such number of securities that would result in the Company issuing or making issuable 30,000,000 Common shares, as more particularly set out in the Circular;

6.                                       To consider and, if deemed appropriate, approve the adoption of a Restricted Share Unit Plan, as more particularly set out in the Circular;

7.                                       To consider and, if deemed appropriate, approve an amendment to the Amended and Restated Share Option Plan, as more particularly set out in the Circular; and

8.                                       To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Shareholders who are unable to attend the meeting are requested to read the notes included in the form of Proxy enclosed and then to complete, date, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice.

THE ENCLOSED PROXY IS BEING SOLICITED BY THE BOARD OF DIRECTORS.  THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED ITEMS.  YOUR VOTE IS VERY IMPORTANT.

DATED at Vancouver, British Columbia, this 12th day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Paul Wiesner”

Paul Wiesner,
Chief Financial Officer & Secretary

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.  Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.

STORM CAT ENERGY CORPORATION

C/O SUITE 3000 — 1055 WEST GEORGIA STREET

VANCOUVER, BC  V6E 3R3

TELEPHONE:  604.641.4963

FAX:  604.646.2634

INFORMATION CIRCULAR

(Information herein is as at May 12, 2006 unless otherwise indicated)

SOLICITATION OF PROXIES

This Information Circular (“Circular”) and the accompanying documents (the “Meeting Materials”) are furnished in connection with the solicitation of proxies by the management of Storm Cat Energy Corporation (the “Company”) for use at the Annual and Special General Meeting of Shareholders of the Company to be held on Tuesday, June 27, 2006 (the “Meeting”) and any adjournment thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company.  All costs of solicitation will be borne by the Company.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.  (For further information relating to non-registered owners see the discussion below under “INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES”.)

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors and/or officers of the Company and will represent management of the Company at the Meeting.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed, dated and signed form of proxy is received by Pacific Corporate Trust Company not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.  The mailing address of Pacific Corporate Trust Company is 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9 and its fax number is 604.689.8144.  Registered shareholders may also deposit their proxies through telephone and Internet services made available by Pacific Corporate Trust Company.  (See the attached form of proxy for further instructions.)

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 3000 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES

The shares owned by many shareholders of the Company are not registered on the records of the Company in the beneficial shareholders’ own name.  Rather, such shares are registered in the name of a securities dealer, bank or other intermediary, or in the name of a clearing agency (referred to in this Information Circular as “Intermediaries”).  Shareholders who do not hold their shares in their own name (referred to in this Information Circular as “non-registered owners”) should note that only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  A non-registered owner cannot be recognized at the Meeting for the purpose of voting his shares unless such holder is appointed by the applicable Intermediary as a proxyholder.

Non-registered owners who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBO’s”. Those non-registered owners who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBO’s”.

In accordance with applicable securities regulatory policy (National Instrument 54-101 of the Canadian Securities Administrators) the Company has elected to seek voting instructions directly from NOBO’s.  The Intermediaries (or their service companies) are responsible for forwarding this Circular and other Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to non-registered owners who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”). This form is provided instead of a proxy.  By returning the VIF in accordance with the instructions noted on it a non-registered owner is able to instruct the registered shareholder how to vote on behalf of the non-registered owner. VIF’s, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the shares which they beneficially own.  If a non-registered owner who receives a VIF wishes to attend the Meeting or have someone else attend on his behalf, then the non-registered owner may request a legal proxy as set forth in the VIF, which will grant the non-registered owner or his nominee the right to attend and vote at the Meeting.

IF YOU ARE A NON-REGISTERED OWNER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE REFER TO THE INSTRUCTIONS SET OUT ON THE “REQUEST FOR VOTING INSTRUCTIONS” (VIF) THAT ACCOMPANIES THIS CIRCULAR.

EXERCISE OF DISCRETION

Shares represented by proxy are only entitled to be voted on any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will, on a poll, be voted or withheld from voting in accordance with the specification so made.

SUCH SHARES WILL ON A POLL BE VOTED FOR EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is listed on the TSX Venture Exchange (“TSX-V”) and the American Stock Exchange (“AMEX”). The Board of Directors of the Company has fixed May 12, 2006 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As at the date hereof, the Company has issued and outstanding 66,535,794 fully paid and non-assessable Common shares, each share carrying the right to one vote.  THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.

Any Shareholder of record at the close of business on May 12, 2006 who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his or her shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act (the “Business Corporations Act”).

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of Common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position and Province or State and Country of Residence(1)	Principal Occupation or Employment(1)	Period as a Director of the Company	No. of Shares(1)
J. Scott Zimmerman Director & President Colorado, USA	President of the Company, October 2004 to date	August 9, 2004 to date	1,461,000

Name, Position and Province or State and Country of Residence(1)	Principal Occupation or Employment(1)	Period as a Director of the Company	No. of Shares(1)
Michael J. O’Byrne Director Alberta, Canada	President, OMJ Land Services Ltd.	September 30, 2003 to date	50,000

Robert D. Penner Director Alberta, Canada	Retired; previously, Partner, KPMG, March 1965 to April 2004	January 4, 2005 to date	Nil

Michael J. Wozniak Director Colorado, USA	Partner, Beatty & Wozniak LLC, July 2005 to present; Partner, Dorsey & Whitney LLP from March 2002 to July 2005	June 23, 2005 to date	20,000

Robert J. Clark Director Denver, USA	President, Bear Cub Energy, LLC, 2001 to present	January 5, 2006 to date	Nil

David G. Wight Director Anchorage, USA	Retired; President and CEO, Alyeska Pipleline Service Company, from July 2000 to January 2006	May 9, 2006 to date	Nil

Jon R. Whitney Director Colorado Springs, USA	President, Peak Energy Ventures, from February 2001 to present	May 9, 2006 to date	Nil

(1)          The information as to country of residence, principal occupation and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.  The description of the principal occupation or employment for Mr. Clark, Mr. Wozniak, Mr. Wight and Mr. Whitney is for the past five years.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance is the process and structure used to direct and manage the business and affairs of an issuer with the objective of enhancing value for its owners. National Instrument 58-101 of the Canada Securities Administrators — Disclosure of Corporate Governance Practices (“NI 58-101”) requires the Company to disclose in this Circular a summary of its corporate governance protocols.

Board of Directors

As at the date hereof, the Board of Directors of the Company consists of seven directors, six of whom are independent directors as defined in NI 58-101, meaning that, in each case, he has no direct or indirect relationship with the issuer which could, in the view of the Board, reasonably be expected to interfere with the exercise of his independent judgment, and is not otherwise deemed not to be independent. Applying the criteria in NI 58-101, each of Michael O’Byrne, Robert Penner, Michael Wozniak, Robert Clark, David Wight and Jon Whitney is an independent director.  J. Scott Zimmerman is considered not to be independent, on the basis that he is an executive officer of the Company.

The independent directors hold regularly scheduled meetings without the non-independent directors and other members of management in attendance and are able to hold such meetings whenever they wish.

Christopher Dyakowski retired as a director of the Company on January 5, 2006 and Craig Steinke retired as a director and Chairman of the Board on April 3, 2006.  The Company has not yet appointed a Chairman of the Board to replace Mr. Steinke.

The independent members of the Board believe that their majority on the Board, their sophistication and their knowledge of the Company’s business are sufficient to facilitate the functioning of the Board independently of management and to provide for open and candid discussion among the independent directors.

The attendance record of the directors at meetings of the Board during 2005 was as follows:

Director	2005 Board of Directors Meetings
J. Scott Zimmerman	6 of 6
Michael J. O’Byrne	5 of 6
Robert D. Penner	6 of 6
Michael J. Wozniak	5 of 6
Christopher Dyakowski	6 of 6
Craig Steinke	5 of 6

Robert Clark joined the Board in January 2006 and David Wight and Jon Whitney joined the Board in May 2006. The attendance record of the directors at meetings of the Board to date in 2006 is as follows:

Director	2006 Board of Directors Meetings
J. Scott Zimmerman	4 of 4
Michael J. O’Byrne	4 of 4
Robert D. Penner	4 of 4
Michael J. Wozniak	3 of 4
Robert J. Clark	3 of 4
Craig Steinke	3 of 4
David G. Wight	0 of 4
Jon R. Whitney	0 of 4

Other Directorships

The following directors of the Company are directors of other issuers that are reporting issuers or the equivalent in Canada or elsewhere:

Director		Reporting Issuer(s)
Robert D. Penner	-	Sustainable Energy Technologies Ltd.; Terra Energy Corp.; Corridor Resources Inc.
Robert J. Clark	-	KFX Inc.
Jon R. Whitney	-	American Oil & Gas Inc.

Mandates

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company.  Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

•                  the strategic planning process of the Company;

•                  identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

•                  planning for succession of management;

•                  the Company’s policies regarding communications with its shareholders and others; and

•                  the integrity of the internal controls and management information systems of the Company.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position.  The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its Committees.  The President and CEO is a member of the Board, giving the Board direct access to information on his areas of responsibility.  Other management personnel regularly attend Board meetings to provide information and answer questions.  Directors also consult from time to time with management. At least annually, the Board reviews management’s report on its business and strategic plan and any changes with respect to risk management and succession planning.

The Board discharges specific responsibilities directly through its Committees, currently consisting of the Audit Committee, the Compensation Committee and the Nominating Committee.  The Board of directors of the Company have adopted written mandates for each Committee.  The text of each Committees’ written mandate is attached to this Circular as Appendix A.

Position Descriptions

The Board has not adopted written position descriptions for the Chairman of the Board and the Chairman of each Board committee, on the basis that the role of the Chairman is well understood by all of the directors.  The Board has also not adopted a written position description for the Chief Executive Officer, Mr. Zimmerman, on the basis that his role and responsibilities are well understood by him and by the other directors.

Orientation and Continuing Education

The Board does not have a formal orientation and education program for new directors. Upon joining the Board in January and May of 2006, Robert Clark, Jon Whitney and David Wight were provided with an orientation program regarding the role of the Board, its committees and its directors, and the nature and operation of the Company’s current and past business. They were also provided with a copy of the Company’s policies which include the Code of Business Conduct, Disclosure Policy, Insider Trading Policy, AFE Policy, Delegation of Authority, Hedging Policy, Purchase Policy, Complaints Procedures and Employee Handbook.  New directors are also provided with the Audit and Compensation Committee Charters.  The Board encourages directors to participate in continuing education opportunities in order to ensure that the directors may maintain or enhance their skills and abilities as directors, and maintain a current and thorough understanding of the Company’s business.

Ethical Business Conduct

The Board has adopted a written code of business conduct and ethics (“Code of Conduct”), which is applicable equally to all directors, officers and employees. A copy of the Code of Conduct is available on SEDAR at www.sedar.com or on request as indicated under “Additional Information” in this Circular.

The Company regards maintaining a culture of ethical business conduct and social responsibility as critically important. Management consistently strives to instil the Company’s principles into the practices and actions of the Company’s management and staff. The Board monitors compliance with the Code of Conduct by requiring management and supervisors to assume responsibility for the conduct of those who report to them. This means ensuring that the code is clearly communicated, leading by example, establishing and maintaining controls designed to prevent or detect breaches, appropriately investigating situations which may indicate a breach and dealing appropriately with known breaches. All known or suspected breaches of the Code of Conduct are required to be reported to a supervisor, general manager, the Chief Executive Officer, or the Chief Financial Officer. All known or suspected instances of fraud are required to be reported to the Audit Committee, who report all complaints and allegations to the Board of Directors for investigation.

The Code of Conduct calls on all directors, officers and employees of the Company to strive to avoid situations that create, have the potential to create, or create the appearance of, a conflict of interest.  A director or officer who has a material interest in any transaction or agreement that comes before the Board for decision is required to disclose his or her interest to the Board members and to abstain from any vote taken on the matter.

Nomination of Directors

The Nominating Committee is composed of three Board members: Michael O’Byrne, Robert Clark and Michael Wozniak, all of whom are independent directors. The Nominating Committee is responsible for identifying new candidates for the Board as necessary, after considering what competencies and skills the directors as a group should possess and assessing the competencies and skills of the existing and any proposed directors, and considering the appropriate size of the Board.

Compensation

The Compensation Committee is composed of two Board members: Michael O’Byrne and Michael Wozniak, who are both independent directors. The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of senior management of the Company, evaluating performance in light of those goals and making recommendations to the Board with respect to executive compensation levels based on that evaluation, reviewing and making recommendations to the Board with respect to the adequacy and form of the compensation of the directors, and reviewing executive compensation disclosure before it is publicly issued.

Audit Committee

The Audit Committee is composed of three Board members: Michael O’Byrne, Robert Penner and Robert Clark, all of whom are independent directors. For more detailed disclosure respecting the Audit Committee refer to the Company’s Annual Information Form on Form 20-F filed on April 6, 2006 for its fiscal year ended December 31, 2005, which is available on SEDAR at www.sedar.com.

Other Board Committees

The Board has no standing committees other than the Audit Committee, the Compensation Committee and the Nominating Committee.

Assessments

The mandate of the Nominating Committee includes overseeing the effective functioning of the Board, which includes a periodic review of the effectiveness of the Board as a whole and of the composition of the Board. To date, given the small size of the Board and the frequency with which its meetings are held, the Board has not found it necessary to institute any formal process in order to satisfy itself that the Board, its committees and its individual directors are performing effectively.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation paid in respect of the individuals who were, at December 31, 2005, the former and current Chief Executive Officers and the former and current Chief Financial Officers of the Company (the “Named Executive Officers”).  There were no other executive officers of the

Company whose total salary and bonus exceeded $150,000 during the financial year ended December 31, 2005.

Summary Compensation Table
(Except for amounts under “Securities Under Options Granted”, all amounts are expressed in U.S. currency)

		Annual Compensation					Long Term Compensation
							Awards		Payouts
Name and Principal Position	Year	Salary ($)		Bonus ($)	Other Annual Compen-sation ($)		Securities Under Options Granted (#)(1)	Shares or Units Subject to Resale Restrictions ($)	Long Term Incentive Plan Payouts ($)	All Other Compen-sation ($)
Scott Zimmerman	2005	$150,000		$60,000	$8,000	(8)	200,000	Nil	Nil	Nil
Current Chief Executive	2004	$31,250		Nil	Nil		900,000	Nil	Nil	Nil
Officer(2)

Paul Wiesner	2005	$106,875		$50,000	Nil		200,000	Nil	Nil	Nil
Current Chief Financial
Officer(3)

Chris Dyakowski	2005	Nil		Nil	$36,389	(9)	Nil	Nil	Nil	Nil
Former Chief Executive	2004	$45,340		Nil	Nil		Nil	Nil	Nil	$907
Officer & Chief Financial	2003	$30,378	(7)	Nil	Nil		100,000	Nil	Nil	Nil
Officer(4)

Sandra Morton	2004	Nil		Nil	Nil		Nil	Nil	Nil	Nil
Former Chief Financial	2003	Nil		Nil	Nil		Nil	Nil	Nil	Nil
Officer(5)

William Schmidt	2004	Nil		Nil	Nil		Nil	Nil	Nil	$9,987
Former Chief Financial
Officer(6)

(1)   Effective March 31, 2005, the issued shares of the Company were subdivided on a 1:2 basis. The number of options is on a post-split basis.

(2)          Mr. Zimmerman was appointed Chief Executive Officer and President of the Company on October 5, 2004.

(3)          Mr. Wiesner was appointed Chief Financial Officer of the Company on March 16, 2005.

(4)          Mr. Dyakowski resigned as Chief Executive Officer and was appointed as Chief Financial Officer of the Company on October 19, 2004.  Mr. Dyakowski resigned at Chief Financial Officer on March 16, 2005.

(5)          Ms. Morton resigned as Chief Financial Officer of the Company on May 31, 2004.

(6)          Mr. Schmidt was appointed Chief Financial Officer of the Company on May 31, 2004 and resigned that position on August 9, 2004.

(7)          This amount was paid to Max Investments Inc., a company of which Mr. Dyakowski is a principal, pursuant to a contract for services dated May 15, 2003.

(8)          This amount was paid to Scott Zimmerman for Board of Director fees.

(9)          This amount was paid to Max Investments Inc., a company of which Mr. Dyakowski is a principal, pursuant to a contract for services dated May 15, 2003.

Amounts for Chris Dyakowski, Sandra Morton and William Schmidt are converted from Canadian to US dollars as of May 12, 2006 at a rate of 0.9068.  The source for the exchange rate is www.oanda.com/convert/fxhistory.

Stock Options

The following table sets forth stock options granted during the financial year ended December 31, 2005 to the Named Executive Officers:

Option Grants During the Most Recently Completed Financial Year

Name	Securities Under Options Granted (#)(1)	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
J. Scott Zimmerman	200,000	12.7%	$1.90	$1.96	April 29, 2010
Paul Wiesner	200,000	12.7%	$1.945	$1.99	March 16, 2010

(1)   Effective March 31, 2005, the issued shares of the Company were subdivided on a 1:2 basis. The number of Options is on a post-split basis.

The following table sets forth details of the financial year end value of unexercised options held by the Named Executive Officers on an aggregate basis:

Aggregated Option Exercises During the Most Recently Completed Financial Year

and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable(1)	Value of Unexercised in-the- Money Options at FY-End ($) Exercisable/ Unexercisable
Scott Zimmerman	Nil	N/A	1,033,334/66,666	$2,592,000/$98,665
Paul Wiesner	Nil	N/A	133,334/66,666	$191,334/$95,665
Chris Dyakowski	100,000	$214,500	Nil	Nil

(1)   Effective March 31, 2005, the issued shares of the Company were subdivided on a 1:2 basis. The number of Options is on a post-split basis.

Option Repricings

During the most recently completed financial year, no options have been amended or repriced.

Share Option Plan

The shareholders of the Company adopted an Amended and Restated Share Option Plan dated April 15, 2005 (the “Share Option Plan”) at the Annual and Special Meeting held on June 23, 2005 for the benefit of directors, officers, employees, management employees and consultants of the Company.  The shareholders of the Company approved certain amendments to the Share Option Plan at the Extraordinary General Meeting held on October 20, 2005.

The Share Option Plan provides that the directors of the Company may grant options to purchase Common shares on terms that the directors may determine, within the limitations of the Share Option Plan.  The maximum aggregate number of Common shares reserved for issuance under the Share Option Plan and all other share compensation arrangements of the Company is 7,000,000 Common shares, which limit is subject to be increased to 10,000,000 at the Meeting.  The exercise price of an option issued under the Share Option Plan is determined by the directors, but may not be less than the closing market price of the Company’s shares on the day preceding the date of granting of the option less any available discount, in accordance with the policies of the TSX-V.  No option may be granted for a term longer than ten years.  An option may expire on such earlier date or dates as may be fixed by the Board, subject to earlier termination in the event the optionee ceases to be eligible under the Share Option Plan by reason of death, retirement or otherwise.

The principal features of the Share Option Plan are as follows:

1.                                       The maximum number of Common shares issuable pursuant to the Share Option Plan (including all options that were outstanding when the Share Option Plan was adopted) shall not exceed 7,000,000 (which limit is subject to be increased to 10,000,000 at the Meeting).

2.                                       The maximum number of shares under option to the benefit of one person under the Share Option Plan may not exceed 5%, on an annual basis, of the total of the issued and outstanding shares of the Corporation (on a non diluted basis) at the time of grant (in the case of a consultant, as defined by the Exchange’s policies, the annual maximum is 2%).

3.                                       In the case where the holder of an option is engaged in investor relations activities (as defined by the Exchange’s policies) for the Corporation or one of its subsidiaries, the total number of shares under option may not exceed 2% of the total of the issued and outstanding shares of the Corporation (on a non-diluted basis) at the time of grant.

4.                                       The options granted will have a maximum term of 10 years from the date of grant.

5.                                       The option is non-assignable and non-transferable.

6.                                       If an optionee ceases to be employed by the Corporation or provide services to the Corporation or a subsidiary of the Corporation (other than as a result of being dismissed from employment or service for cause), any option held by such optionee may be exercised within 90 days after the date such optionee ceases to be employed by the Corporation or ceases to provide services to the Corporation, as the case may be.

7.                                       In the event of the death of an optionee, the optionee’s heirs or administrators may exercise any portion of the outstanding option up to a period of one year from the date of the optionee’s death or the termination date of the option, whichever is earlier.

8.                                       Any Common shares subject to an option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Share Option Plan.

9.                                       The exercise price of an option will be set by the Board of Directors of the Corporation at the time such option is allocated under the Share Option Plan and cannot be less than the discounted market price.

Subject to approval by the shareholders at the Meeting, management of the Company proposes to amend the Share Option Plan to, among other amendments, increase the aggregate number of shares reserved for issuance under the Share Option Plan and the proposed Restricted Share Unit Plan described below, from 7,000,000 to 10,000,000 common shares, net of Options presently outstanding under the Share Option Plan.  See “Particulars of Other Matters to be Acted Upon — Amendments to Share Option Plan” for particulars of the proposed amendments.

Restricted Share Units

On May 12, 2006, the Board of Directors authorized, subject to regulatory and shareholders’ approvals, the creation of a restricted share unit plan (the “Restricted Share Unit Plan”).

Under the Restricted Share Unit Plan, restricted share units (“RSUs”) are granted to directors, officers, employees and consultants. The RSUs are “phantom” shares that rise and fall in value based on the value of the Company’s common shares and are redeemed for cash or actual common shares on the vesting dates determined by the Board of Directors when the RSUs are granted.

The maximum number of common shares of the Company which may be reserved for issuance for all purposes under the Restricted Share Unit Plan, subject to shareholder approval at the Meeting, shall not exceed 10,000,000 common shares of the Company, net of any shares reserved for issuance, from time to time, under the Company’s Share Option Plan.

The Restricted Share Unit Plan is presented to shareholders for approval at the Meeting. The full text of the Restricted Share Unit Plan is reproduced as Appendix B hereto.

Pension Arrangements

The Company does not have any pension arrangements in place for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Mr. Dyakowski’s services were provided to the Corporation under the terms of a contract for services dated May 21, 2004 between the Corporation and Max Investments Inc. pursuant to which Mr. Dyakowski was paid the sum of $5,000 per month.  This contact terminated on June 22, 2005 and Mr. Dyakowski resigned as a director of the Corporation on January 6, 2006 and as an officer of the Corporation on June 23, 2005.

Mr. Steinke’s services were provided to the Corporation under the terms of a contract for services dated October 1, 2003 between the Corporation and Reconnaissance Energy International pursuant to which Mr. Steinke was paid varying amounts between $5,000 and $10,000 per month depending on the amount of services provided to the Corporation.  This contract terminated on December 31, 2005.

Compensation Committee Disclosure

During the most recently completed financial year the Compensation Committee of the Company was comprised of three members: Messrs. Michael Wozniak and Michael O’Byrne. The Committee is responsible for formulating compensation policies and strategies applicable to senior officers of the Company.

Report of Executive Compensation

During the most recently completed financial year, the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company adopted and applied the following policies for determining compensation for the executive officers of the Company.

Compensation Committee Charter

I.              Mandate

The mandate of the Committee is to discharge the responsibilities of the Board relating to compensation of the Company’s officers and directors, to provide general oversight of the Company’s compensation structure including equity compensation plans and benefits programs and to perform the additional specific duties and responsibilities set out herein.

II.            Membership

The Committee will consist of at least two members, all of whom will be independent directors of the Company, and one of whom will act as chairperson.  An “independent” director is a director who is independent, as determined by the Board, within the definitions prescribed for executive compensation committee members by applicable stock exchange listing standards, and applicable laws or U.S. Securities and Exchange Commission (“SEC”) rules. Committee members will be appointed, and the Chairperson will be selected from among them, by the Board.

III.           Meetings and Procedures

The Committee will meet as often as may be considered necessary or appropriate, in its judgment. The Committee may meet either in person or by telephone, and at such times and places as the Committee determines.  At least two members of the Committee must be present to constitute a quorum for the transaction of Committee business.  The Chairperson will preside over the meetings, but will have no greater voting rights or decision-making authority than the other member(s) of the Committee.  The Committee will report regularly to the full Board with respect to its activities.  As a matter of practice, the Committee will discuss significant matters, as determined by the Committee, with the full Board prior to taking final action on such matters.  All recommendations of the Committee with respect to the awarding of compensation to the executive officers will be submitted to the full Board for approval before implementation.

The Chief Executive Officer of the Company will not be permitted to be present during Committee or Board voting or deliberation related to his or her compensation.

IV.           Outside Advisors

The Committee will have the authority to retain, at the Company’s expense, such outside consultants, legal counsel, and other advisors as it determines is appropriate to assist it in the full performance of its functions, including the authority to approve such advisors’ fees and other engagement terms.

V.            Duties and Responsibilities

(a)                                  Human Resources and Compensation Strategies.  The Committee will oversee and evaluate the Company’s overall human resources and compensation structure, policies and programs, with the objective of ensuring that these establish appropriate incentives and leadership development for management and other employees.

(b)                                 Executive Compensation.  The Committee will review and approve corporate goals and objectives relevant to the compensation of the President (the “President”) and the Chief Executive Officer (the “CEO”) and the other executive officers of the Company, evaluate the performance of the President and the CEO and the other executive officers in light of those goals and objectives and approve their annual compensation levels, including salaries, bonuses, and stock option grants based on such evaluation.

(c)                                  Employment Agreements. The Committee will review and approve all employment related agreements and severance arrangements for the President and the CEO and other executive officers, including, without limitation, change-of-control agreements.

(d)                                 External Reporting of Compensation Matters. The Committee will prepare an annual report on executive officer compensation for publication in the Company’s proxy statement, as required by the rules of the SEC and Canadian regulatory authorities. The Chairperson of the Committee will make him or herself available for questions from shareholders of the Company at the Company’s Annual General Meeting.

(e)                                  Stock Option and Incentive Compensation Plans. The Committee will supervise and administer the Company’s stock option or any other equity-based compensation programs, and the incentive compensation plan, and may approve, amend, modify, interpret, ratify the terms of, or terminate any such plan, to the extent that such plans and applicable laws so permit, and will make recommendations to the Board with respect to equity-based plans and incentive-compensation plans as appropriate.

(f)                                    Employee Benefit Plans. The Committee will monitor the effectiveness of benefit plan offerings, in particular benefit plan offerings pertaining to executive officers, and will review and approve any new employee benefit plan or change to an existing plan that creates a material financial commitment by the Company. In its discretion, the Committee may otherwise approve, amend, modify, ratify, interpret the terms of, or terminate any benefit plan.

(g)                                 Leadership Development and Succession Planning. The Committee will review the leadership development and succession planning processes for senior management positions and ensure that appropriate compensation, incentive and other programs are in place in order to promote appropriate leadership development.

(h)                                 Director Compensation. The Committee will annually review the compensation of directors for service on the Board and its committees and recommend to the Board the annual Board member compensation package, including retainer, Committee member and Chair retainers, Board and Committee meeting attendance fees and any other form of compensation, such as stock option grants or stock awards.

(i)                                     Annual Evaluation. The Committee will annually evaluate the performance of the Committee and the adequacy of the Committee’s charter and recommend to the Board such changes as it deems appropriate.

(j)                                     General. The Committee will perform such other duties and responsibilities as are consistent with the purpose of the Committee and as the Board or the Committee deems appropriate.

VI.           Delegation

The Committee may delegate any of the foregoing duties and responsibilities to one or more members of the Committee.  In addition, the Committee may delegate to one or more executive officers of the Company the administration of equity incentive or employee benefit plans, unless otherwise prohibited by such plans, or applicable law or stock exchange rules.  Any such delegation may be revoked by the Committee at any time.

Performance Graph

The following graph compares the percentage change in the Company’s cumulative total shareholder return on its Common shares over the past five fiscal years with the cumulative total return of the TSX Venture Index over the same period, based on an investment of $100 and assuming, wherever relevant, the reinvestment of dividends.

Compensation of Directors

The Company has no pension plan or other arrangement for cash or non-cash compensation to the directors of the Company, other than the Named Executive Officers (the “Other Directors”), except stock options.  On January 10, 2005, Robert Penner was granted a stock option to purchase 100,000 Common shares in the capital of the Company exercisable for a term of five years expiring on January 7, 2010 at a price of $2.85 per share.  To date, this stock option has not been exercised.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company’s financial year ended December 31, 2005, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance on a post-split basis:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column 2)
Equity compensation plans approved by securityholders	3,824,166	$1.30	2,541,666	(1)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,824,166	$1.30	2,541,666	(1)

(1)          This figure excludes shares previously issued on exercise of outstanding options since the date the Company’s Share Option Plan was put in place to December 31, 2005.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Private Placement

On February 24, 2005, the Company issued by way of private placement a total of 3,200,000 (pre-split) units at a price of $3.90 (pre-split) per unit, each unit consisting of one Common share and one warrant.  Each warrant entitles the holder to purchase one additional Common share for a term of two years ending on February 24, 2007 at a price of $5.20 (pre-split) per share.  Scott Zimmerman and Chris Dyakowski, directors and officers of the Company, participated in this private placement as to 26,000 and 20,000 units, respectively.

Other than as disclosed in this Information Circular, no informed person of the Company, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since January 1, 2005 which has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Management of the Company will recommend to the Meeting to appoint Hein & Associates LLP as auditors of the Company.  Hein & Associates LLP was first appointed auditors of the Company on September 6, 2005.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Preferred Shares and Amendments to Articles

In order to give the Company maximum flexibility to respond to new financing opportunities, the Board recommends that the shareholders adopt a special resolution to approve the creation of a new class of preferred shares (“Preferred shares”) of the Company issuable in series.  The Company will consider whether to apply to list on a public securities exchange the Preferred shares of each series at the time the series is created.  Management has no present plans to issue any Preferred shares.

The rights and restrictions attached to the Preferred shares will authorize the directors of the Company, by a directors’ resolution, to:

1.                                       fix the number of the Preferred shares in, and determine the designation of the Preferred shares of, each series (and to amend the Company’s Notice of Articles accordingly); and

2.                                       create, define and attach special rights and restrictions to the Preferred shares of each series, (and to amend the Company’s Notice of Articles and Articles accordingly).

The Business Corporations Act imposes statutory restrictions on the rights and restrictions for each series of Preferred shares.

If alterations, determinations or authorizations are to be made in relation to a series of Preferred shares of which there are issued shares, those alterations, determinations and authorizations must be made by a special resolution.

Each share of a series of Preferred shares must have attached to it the same special rights or restrictions as are attached to every other Preferred share of that series, and the special rights or restrictions attached to Preferred shares of a series must be consistent with the special rights or restrictions attached to the class of Preferred shares generally of which the series of shares is a part.  However, the special rights or restrictions may be binding on or accessible to only some of the shareholders holding Preferred shares of a particulars series, provided that those special rights or restrictions are attached to each of the Preferred shares of that series.

Special rights and restrictions attached to a series of Preferred shares cannot confer on that series priority over another series of Preferred shares then outstanding respecting dividends, a return of capital on the dissolution of the Company, or on the occurrence of any other event that would result in the holders of all series of Preferred shares being entitled to a return of capital.  In addition:

3.                                       if cumulative dividends in respect of a series of Preferred shares are not paid in full, then the shares of all series of Preferred shares will participate rateably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full; and

4.                                       if amounts payable on the dissolution of the Company, or on the occurrence of any other event as a result of which the holders of Preferred shares of all series are then entitled to a return of capital, are not paid in full, then Preferred shares of all series will participate rateably in a return of capital in respect of that class in accordance with the amounts that would be payable on the return of capital if all amounts so payable were paid in full.

The Company adopted a new form of Articles at its Annual and Extraordinary General Meeting held on May 21, 2004 in order to reflect various provisions of the new Business Corporations Act.  The new Articles contain a provision that, except in limited circumstances, a person that is appointed as a proxy holder must be a shareholder of the Company.  However, as the Company is a public company, management wishes to remove this requirement and therefore, it proposes that, in addition to the amendments set out above, the Articles be amended to change this provision.  This amendment to the Articles of the Company must also be approved by a special resolution of the Shareholders.

Accordingly, the shareholders of the Company will be requested at the Meeting to pass a special resolution in the following terms:

“RESOLVED as special resolutions that:

1.                                       the authorized capital of the Company be increased by creating an unlimited number of Preferred shares without par value;

2.                                       the Preferred shares shall have attached to them, as a class, the special rights and restrictions set out in Article 27 of the Company’s Articles;

3.                                       the Notice of Articles of the Company be altered accordingly;

4.                                       the Articles of the Company be altered by deleting Article 12.6 in its entirety and adopting the following in its place:

“12.6      Proxy Provisions Do Not Apply to All Companies

Article 12.9 will not apply to the Company if and for so long as it is a public company.”

and by adding thereto Article 27 — Special Rights and Restrictions Attached to Shares, as follows:

“27.        SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO SHARES

The special rights and restrictions attached to the Preferred shares as a class are as follows:

(1)                                  the Preferred shares may, at any time and from time to time, be issued in one or more series; and

(2)                                  the directors may, by resolution passed before the issue of Preferred shares of the series to which the resolution relates:

(a)        determine the maximum number of Preferred shares of any of those series of Preferred shares that the Company is authorized to issue, determine that there is no maximum number or alter any determination made under this subparagraph, and authorize the alteration of the notice of articles accordingly;

(b)       alter the articles, and authorize the alteration of the notice of articles, to create an identifying name by which the Preferred shares of any of those series of Preferred shares may be identified or to alter any identifying name created under this subparagraph; and

(c)        alter the articles, and authorize the alteration of the notice of articles, to attach special rights or restrictions to the Preferred shares of any of those series of Preferred shares or to alter any such special rights or restrictions.”

Advance Shareholder Approval for the Issuance of Shares by Private Placement

That Exceeds 20% of the Company’s Issued and Outstanding Share Capital

The Company from time to time investigates opportunities to raise financing on advantageous terms.  It expects to undertake one or more financings over the next year and expects some of them to be structured as private placements.

The Company’s shares were recently listed on AMEX.  Under the rules of AMEX, shareholder approval is required prior to the issuance or potential issuance of Common shares equal to 20% or more of the Company’s issued and outstanding Common shares where that issuance is also priced at a discount to the market value of the Common shares (the “AMEX 20% Rule”). Under the rules of the TSX-V, the Company is allowed to issue shares at a discount of up to 15% from market to compensate investors for the risks involved in the minimum 4 month hold period which attaches to privately placed (that is, non-prospectus registered) shares.

The application of the AMEX 20% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities. In particular, management of the Company considers it to be in the best interests of the Company to solicit private placement funds for working capital and Company operations. The AMEX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the AMEX 20% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

THE COMPANY’S ISSUED AND OUTSTANDING SHARE CAPITAL IS CURRENTLY 66,535,794 COMMON SHARES AND THE COMPANY PROPOSES THAT THE MAXIMUM NUMBER OF SHARES WHICH EITHER WOULD BE ISSUED OR MADE SUBJECT TO ISSUANCE UNDER ONE OR MORE PRIVATE PLACEMENTS IN THE TWELVE MONTH PERIOD COMMENCING ON JUNE 27, 2006 WOULD NOT EXCEED 30,000,000 SHARES IN THE AGGREGATE, OR APPROXIMATELY 45% OF THE COMPANY’S ISSUED AND OUTSTANDING AS AT MAY 12, 2006.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a)                                  it must be substantially with parties at arm’s length to the Company;

(b)                                 it cannot materially affect control of the Company;

(c)                                  it must be completed within a twelve month period following the date the shareholder approval is given; and

(d)                                 it must comply with the private placement pricing rules of the TSX-V which currently require that the issue price per Common share must not be lower than the closing market price of the Common shares on the TSX-V on the trading day prior to the date notice of the private placement is given to the TSX-V (the “Market Price”), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(for these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.)

In any event, the TSX-V retains the discretion to decide whether or not a particular placement is “substantially” at arm’s length or will materially affect control in which case specific approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the AMEX 20% Rule, the shareholders will be asked at the Meeting to approve the following ordinary resolution:

RESOLVED, as an ordinary resolution, that the issuance by the Company in one or more private placements during the twelve month period commencing June 27, 2006 of such number of securities that would result in the Company issuing or making issuable 30,000,000 Common shares as is more particularly described in the Company’s Information Circular dated May 12, 2006, is hereby approved.

Approval of Restricted Share Unit Plan

On May 12, 2006, the Board of Directors authorized, subject to regulatory and shareholders’ approvals, the creation of a restricted share unit plan (the “Restricted Share Unit Plan”).

Under the Restricted Share Unit Plan, restricted share units (“RSUs”) are granted to directors, officers, employees and consultants. The RSUs are “phantom” shares that rise and fall in value based on the value of the Company’s common shares and are redeemed for cash or actual common shares on the vesting dates determined by the Board of Directors when the RSUs are granted.

The maximum number of common shares of the Company which may be reserved for issuance for all purposes under the Restricted Share Unit Plan, subject to shareholder approval, shall not exceed 10,000,000 common shares of the Company net of any shares reserved for issuance, from time to time, under the Company’s Share Option Plan.

The Restricted Share Unit Plan will be presented to shareholders for approval at the Meeting. The full text of the Restricted Share Unit Plan is reproduced as Appendix B hereto.

If approved by shareholders at the Meeting, the TSX Venture Exchange (or other securities market or exchange on which the Company’s shares are listed for trading) and other relevant regulatory authorities, the Restricted Share Unit Plan will become effective as of the date of the Meeting. The Restricted Share Unit Plan is meant to complement the Company’s Share Option Plan to offer, through combinations of these equity-based incentive programs, optimal alignment of the interest of management and employees of the Company to that of its shareholders. The choice of implementing a Restricted Share Unit Plan was taken by the Board of Directors after an analysis of various alternative equity-based plans. Of the potential equity-based plans considered, a combination of the current Share Option Plan with a Restricted Share Unit Plan was considered to provide the best balance between alignment with shareholder interests, protection against downside risk, share price volatility protection and employee retention.

The full text of the Restricted Share Unit Plan is reproduced as Appendix B hereto.

The shareholders of the Company will be requested at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED that, subject to approval by the TSX Venture Exchange (or other securities market or exchange on which the Company’s shares are listed for trading) and other relevant regulatory authorities:

1.                                       the Restricted Share Unit Plan in the form submitted to the shareholders of the Company is hereby approved, subject to any modifications as may be required by the TSX Venture Exchange (or other securities market or exchange on which the Company’s shares are listed for trading) or any other securities exchange or regulatory authority having jurisdiction over such plan; and

2.                                       any one officer or director of the Company is hereby authorized to execute and deliver all documents and to do all acts and things necessary or desirable to give effect to this ordinary resolution.”

Pursuant to regulatory requirements, the above resolution must be approved by a majority of the votes cast other than shares beneficially owned by insiders to whom RSUs may be granted under the Restricted Share Unit Plan and their associates.

Amendments to Share Option Plan

To accommodate anticipated growth of the Company over the coming year and the introduction of the Restricted Share Unit Plan as a new component of the Company’s equity-based compensation scheme, the Board of Directors recommend that the aggregate number of common shares reserve for issuance under the Share Option Plan and the Restricted Share Unit Plan be increased from 7,000,000 to 10,000,000 common shares, net of Options presently outstanding under the Share Option Plan.

Management of the Company proposes to amend the Share Option Plan to increase the number of common shares reserved for issuance under the Plan from 7,000,000 to 10,000,000, and to make, subject to Directors’ and regulatory approval, certain house keeping amendments to the provisions of the Plan to, among other things, accommodate the implementation of the Restricted Share Unit Plan.  The key proposed amendments (the “Amendments”), which have been conditionally accepted by the TSX-V, are as follows:

1.             to change the maximum aggregate number of common shares reserved for issuance under the Share Option Plan from 7,000,000 to a maximum of 10,000,000 common shares;

2.             to amend the definition of “Share Compensation Arrangement” under section 1.2 of the Share Option Plan to include a restricted share unit plan;

3.             to amend section 2.2 of the Share Option Plan to confirm that the maximum number of common shares of the Company which may be reserved for issuance for all purposes under the Share Option Plan shall not exceed 10,000,000 common shares of the Company, net of any shares reserved for issuance, from time to time, under any other Share Compensation Arrangement, including the Restricted Share Unit Plan; and

4.             to make other minor changes of a “house-keeping nature”.

The shareholders of the Company will be requested at the Meeting to pass an ordinary resolution in the following terms:

RESOLVED that:

1.                                       the Amendments to the Amended and Restated Share Option Plan of the Company dated April 15, 2005 in the form tabled at the Annual and Special General Meeting of the Company held on June 27, 2006 be and the same are hereby approved;

2.                                       all Options which have previously been granted pursuant to the Plan, and any Options granted under the Plan prior to the Meeting shall, for the purpose of calculating the number of Options which may be granted under the Plan, be treated as Options granted under the Plan; and

3.                                       any one director or officer of the Company be and is hereby authorized for and on behalf of the Company, to execute, deliver and file all such documents, and to do all such acts or things that may be necessary or desirable to give effect to the foregoing.

The proposed amended Share Option Plan will be available for review at the registered office of the Company at Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, for the two business days prior to the Meeting and at the Meeting.

REQUIREMENTS TO PASS RESOLUTIONS

Regulatory Approval

TSX-V approval will be required for the proposed Restricted Share Unit Plan and the proposed amendments to the Share Option Plan of the Company.

Shareholder Approval

The regulatory requirements affecting the matters proposed for approval at the Meeting require shareholder approval by “special resolution” and by “ordinary resolution”. A special resolution is one approved by two-thirds of the votes actually cast at the Meeting and an ordinary resolution is one approved by a simple majority of the votes actually cast. All shareholders are entitled to vote.

Voting Requirements

1.             The election of directors requires approval by ordinary resolution;

2.             The proposed appointment of auditors requires approval by ordinary resolution;

3.                                       The proposed amendments to the Articles of the Company requires approval by special resolution;

4.                                       The proposed issuance by the Company in one or more private placements of such number of securities that would result in the Company issuing or making issuable 30,000,000 Common shares requires approval by ordinary resolution;

5.                                       The proposed approval of a Restricted Share Unit Plan of the Company requires approval by ordinary resolution; and

6.                                       The proposed amendments to the Share Option Plan of the Company requires approval by ordinary resolution.

If necessary, a poll will be taken to determine if the requisite level of approval is obtained.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company by mail at 1400 Sixteenth Street, Suite 510, Denver, Colorado, 80202, by telephone at 303.991.5070, or by fax at 303.991.5075 to request copies of the Company’s financial statements and

MD&A.  Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

DATED at Vancouver, British Columbia, this 12th day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

“J. Scott Zimmerman”

J. Scott Zimmerman,
President and Chief Executive Officer

Appendix A — Committee Mandates

Audit Committee Charter

I.  Mandate:  The Audit Committee of the Board of Directors (the “Board”) of the Corporation shall assist the Board in fulfilling its financial oversight responsibilities.  The Audit Committee’s primary duties and responsibilities under this mandate are to serve as an independent and objective party to monitor:

1.             the quality and integrity of the Corporation’s financial statements and other financial information;

2.             the compliance of such statements and information with legal and regulatory requirements;

3.             the qualifications and independence of the Corporation’s independent external auditor (the “Auditor”); and

4.             the performance of the Corporation’s internal accounting procedures and Auditor.

II.  Structure and Operations:  The Audit Committee shall be comprised of three or more members. Each member of the Audit Committee must be a member of the Board. A majority of the members of the Audit Committee shall not be officers or employees of the Corporation or of an affiliate of the Corporation. Each member of the Audit Committee must be able to read and understand fundamental financial statements, including the Corporation’s balance sheet, income statement, and cash flow statement.

The members of the Audit Committee shall be appointed by the Board and shall serve until such member’s successor is duly appointed or until such member’s earlier resignation or removal.  Any member of the Audit Committee may be removed, with or without cause, by a majority vote of the Board.

Unless the Board shall select a Chair, the members of the Audit Committee shall designate a Chair by the majority vote of all of the members of the Audit Committee.  The Chair shall call, set the agendas for and chair all meetings of the Audit Committee.

The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that a decision of such subcommittee to grant a pre-approval shall be presented to the full Audit Committee at its next scheduled meeting.

The Audit Committee shall meet at least four times in each fiscal year, or more frequently as circumstances dictate.  The Auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Audit Committee concerning the Corporation’s annual financial statements and, if the Audit Committee feels it is necessary or appropriate, at every other meeting.  On request by the Auditor, the Chair shall call a meeting of the Audit Committee to consider any matter that the Auditor believes should be brought to the attention of the Audit Committee, the Board or the shareholders of the Corporation.

At each meeting, a quorum shall consist of a majority of members.

The Audit Committee is authorized to invite officers and employees of the Corporation and outsiders with relevant experience and expertise to attend or participate in its meetings and proceedings if it considers this appropriate.  In addition, the Audit Committee will meet with the Auditor and management annually to review the Corporation’s financial statements in a manner consistent with Section III of this Charter.

III  Duties:  The following functions are the common recurring duties of the Audit Committee in carrying out its mandate outlined in Section I of this Charter.  These duties should serve as a guide with the understanding that the Audit Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions.  The Audit Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Audit Committee outlined in Section I of this Charter.

The Audit Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern which the Audit Committee in its sole discretion deems appropriate for study or investigation by the Audit Committee.

The Audit Committee shall be given full access to the Corporation’s internal accounting staff, managers, other staff and Auditor as necessary to carry out these duties.  While acting within the scope of its stated mandate, the Audit Committee shall have all the authority of, but shall remain subject to, the Board.

The Audit Committee will have the following responsibilities and, in order to perform and discharge these responsibilities, will be vested with the powers and authorities set forth below, namely, the Audit Committee shall:

1.                                       Review and discuss with the Auditor any disclosed relationships or services that may affect the objectivity and independence of the Auditor and, if necessary, obtain a formal written statement from the Auditor setting forth all relationships between the Auditor and the Corporation.

2.                                       Take, or recommend that the Board take, appropriate action to oversee the independence of the Auditor.

3.                                       Require the Auditor to report directly to the Audit Committee.

4.                                       Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the Auditor and former independent external auditor of the Corporation.

5.                                       Oversee the work by the Auditor (including resolution of disagreements between management and the Auditor regarding financial reporting).

6.                                       Review annually the performance of the Auditor and recommend the appointment by the Board of a new, or re-appointment by the Corporation’s shareholders of the existing Auditor and the compensation to be paid to the Auditor.

7.                                       Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Corporation by the Auditor unless such non-audit services:

(a)                                  which are not pre-approved, are reasonably expected not to constitute, in the aggregate, more than 5% of the total amount of fees paid by the Corporation to the Auditor during the fiscal year in which the non-audit services are provided;

(b)                                 were not recognized by the Corporation at the time of the engagement to be non-audit services; and

(c)                                  are promptly brought to the attention of the Audit Committee and approved, prior to the completion of the audit, by the Audit Committee or by one or more members of the Audit Committee to whom authority to grant such approvals has been delegated by the Audit Committee.

8.                                       Establish procedures for:

(a)                                  the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(b)                                 the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

9.             Discuss with management and the Auditor significant financial reporting issues and judgments made in connection with the preparation of the Corporation’s financial statements, including any significant changes in the Corporation’s selection or application of accounting principles, any major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies.

10.           Discuss with management and the Auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Corporation’s financial statements or accounting policies.

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11.           Discuss with management and the Auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.

12.           Discuss with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies.

13.           Discuss with the Auditor the matters required to be discussed relating to the conduct of any audit, in particular:

(a)                                  the adoption of, or changes to, the Corporation’s significant auditing and accounting principles and practices as suggested by the Auditor, internal auditor or management.

(b)                                 the management inquiry letter provided by the Auditor and the Corporation’s response to that letter.

(c)                                  any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

14.           Review the Corporation’s annual and quarterly financial statements, management discussion and analysis (MD&A) and earnings press releases before the Board approves and the Corporation publicly discloses this information.

15.           Review the Corporation’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

16.           Consult, to the extent it deems necessary or appropriate, with the Auditor but without the presence of management, about the quality of the Corporation’s accounting principles, internal controls and the completeness and accuracy of the Corporation’s financial statements.

17.           Request any officer or employee of the Corporation or the Corporation’s outside counsel or Auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

18.           Meet, to the extent it deems necessary or appropriate, with management, any internal auditor and the Auditor in separate executive sessions.

19.           Have the authority, to the extent it deems necessary or appropriate, to retain special independent legal, accounting or other consultants to advise the Audit Committee and to set and pay the compensation to any such advisors.

20.           Make regular reports to the Board.

21.           Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

22.           Annually review the Audit Committee’s own performance.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.  These are the responsibilities of management and the Auditor.

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Compensation Committee Charter

I.  Mandate:  The mandate of the Compensation Committee is to discharge the responsibilities of the Board relating to compensation of the Corporation’s officers and directors, to provide general oversight of the Corporation’s compensation structure including equity compensation plans and benefits programs and to perform the additional specific duties and responsibilities set out herein.

II.  Membership:  The Compensation Committee will consist of at least two members, all of whom will be independent directors of the Corporation, and one of whom will act as chairperson.  An “independent” director is a director who is independent, as determined by the Board, within the definitions prescribed for executive compensation committee members by applicable stock exchange listing standards, and applicable laws or U.S. Securities and Exchange Commission (“SEC”) rules. Committee members will be appointed, and the Chairperson will be selected from among them, by the Board.

III.  Meetings and Procedures:  The Compensation Committee will meet as often as may be considered necessary or appropriate, in its judgment. The Committee may meet either in person or by telephone, and at such times and places as the Committee determines.  At least two members of the Committee must be present to constitute a quorum for the transaction of Committee business.  The Chairperson will preside over the meetings, but will have no greater voting rights or decision-making authority than the other member(s) of the Committee.  The Committee will report regularly to the full Board with respect to its activities.  As a matter of practice, the Committee will discuss significant matters, as determined by the Committee, with the full Board prior to taking final action on such matters.  All recommendations of the Committee with respect to the awarding of compensation to the executive officers will be submitted to the full Board for approval before implementation.

The Chief Executive Officer of the Corporation will not be permitted to be present during Compensation Committee or Board voting or deliberation related to his or her compensation.

IV.  Outside Advisors:  The Compensation Committee will have the authority to retain, at the Corporation’s expense, such outside consultants, legal counsel, and other advisors as it determines is appropriate to assist it in the full performance of its functions, including the authority to approve such advisors’ fees and other engagement terms.

V.  Duties and Responsibilities:

(a)                                  Human Resources and Compensation Strategies.  The Compensation Committee will oversee and evaluate the Corporation’s overall human resources and compensation structure, policies and programs, with the objective of ensuring that these establish appropriate incentives and leadership development for management and other employees.

(b)                                 Executive Compensation.  The Compensation Committee will review and approve corporate goals and objectives relevant to the compensation of the President (the “President”) and the Chief Executive Officer (the “CEO”) and the other executive officers of the Corporation, evaluate the performance of the President and the CEO and the other executive officers in light of those goals and objectives and approve their annual compensation levels, including salaries, bonuses, and stock option grants based on such evaluation.

(c)                                  Employment Agreements. The Compensation Committee will review and approve all employment related agreements and severance arrangements for the President and the CEO and other executive officers, including, without limitation, change-of-control agreements.

(d)                                 External Reporting of Compensation Matters. The Compensation Committee will prepare an annual report on executive officer compensation for publication in the Corporation’s proxy statement, as required by the rules of the SEC and Canadian regulatory authorities. The Chairperson of the Committee will make him or herself available for questions from shareholders of the Corporation at the Corporation’s Annual General Meeting.

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(e)                                  Stock Option and Incentive Compensation Plans. The Compensation Committee will supervise and administer the Corporation’s stock option or any other equity-based compensation programs, and the incentive compensation plan, and may approve, amend, modify, interpret, ratify the terms of, or terminate any such plan, to the extent that such plans and applicable laws so permit, and will make recommendations to the Board with respect to equity-based plans and incentive-compensation plans as appropriate.

(f)                                    Employee Benefit Plans. The Compensation Committee will monitor the effectiveness of benefit plan offerings, in particular benefit plan offerings pertaining to executive officers, and will review and approve any new employee benefit plan or change to an existing plan that creates a material financial commitment by the Corporation. In its discretion, the Committee may otherwise approve, amend, modify, ratify, interpret the terms of, or terminate any benefit plan.

(g)                                 Leadership Development and Succession Planning. The Compensation Committee will review the leadership development and succession planning processes for senior management positions and ensure that appropriate compensation, incentive and other programs are in place in order to promote appropriate leadership development.

(h)                                 Director Compensation. The Compensation Committee will annually review the compensation of directors for service on the Board and its committees and recommend to the Board the annual Board member compensation package, including retainer, Committee member and Chair retainers, Board and Committee meeting attendance fees and any other form of compensation, such as stock option grants or stock awards.

(i)                                     Annual Evaluation. The Compensation Committee will annually evaluate the performance of the Committee and the adequacy of the Committee’s charter and recommend to the Board such changes as it deems appropriate.

(j)                                     General. The Compensation Committee will perform such other duties and responsibilities as are consistent with the purpose of the Committee and as the Board or the Committee deems appropriate.

VI.  Delegation:  The Compensation Committee may delegate any of the foregoing duties and responsibilities to one or more members of the Committee.  In addition, the Committee may delegate to one or more executive officers of the Corporation the administration of equity incentive or employee benefit plans, unless otherwise prohibited by such plans, or applicable law or stock exchange rules.  Any such delegation may be revoked by the Committee at any time.

Nominating Committee

I.  Mandate:  The Nominating Committee is appointed by the Board of Directors of the Corporation: (a) to assist the Board, on an annual basis, by identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of shareholders; (b) to assist the Board in the event of any vacancy on the Board by identifying individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and (c) to recommend to the Board, on an annual basis, director nominees for each Board committee.

II.  Committee Membership:  The Nominating Committee will consist of no fewer than three members, each of whom will be appointed and removed by the Board of Directors.  A majority of the members of the Committee will constitute a quorum.  Each member of the Committee will be a director of the Corporation and qualify as independent in accordance with the listing standards of the American Stock Exchange (“AMEX”); provided however, one director who is not independent as defined by AMEX standards may be appointed to the Nominating Committee if: (a) the proposed director is not a current officer or employee or an immediate family member of such person; (b) the board, under exceptional and limited circumstances, determines that membership on the committee by the proposed director is required by the best interests of the company and its shareholders; and (c) such appointment is properly disclosed by the Corporation in its

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proxy statement filed with the United States Securities and Exchange Commission (“SEC”).  A director appointed to the Committee pursuant to this exception may not serve for more than two years.

III.  Committee Authority and Responsibilities:  The Nominating Committee:

(a)                                  will have the responsibility to develop and recommend criteria for the selection of new directors to the Board, including but not limited to diversity, age, skills, experience, time availability (including the number of other boards he or she sits on in the context of the needs of the Board and the Corporation) and such other criteria as the Committee will determine to be relevant at the time.  The Committee will have the power to apply such criteria in connection with the identification of individuals to be Board members, as well as to apply the standards for independence imposed by the Corporation’s listing agreement with the AMEX and all applicable laws and the underlying purpose and intent thereof in connection with such identification process;

(b)                                 will, when vacancies occur or otherwise at the direction of the Board, actively seek individuals whom the Committee determines meet such criteria and standards for recommendation to the Board;

(c)                                  will have the authority to retain and terminate any search firm to be used to identify director candidates and will have authority to approve the search firm’s fees and other retention terms, at the Corporation’s expense;

(d)                                 will oversee an annual evaluation of the Board and management. In connection with the annual evaluation of the Board, the Committee will receive comments from directors and report annually to the Board with an assessment of the Board’s performance;

(e)                                  will recommend to the Board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders;

(f)                                    will recommend to the Board the nominees for appointment to Committees of the Board on at least an annual basis;

(g)                                 may form and delegate authority to subcommittees or members when appropriate;

(h)                                 will make an annual report to the Board on succession planning and will make other reports to the Board when the Committee deems it appropriate or upon request of the Board;

(i)                                     will annually review its own performance; and

(j)                                     will be entitled to rely, in good faith, on information, opinions, reports or statements, or other information prepared or presented to them by: (i) officers and other employees of the Corporation, whom such member believes to be reliable and competent in the matters presented; (ii) counsel, public accountants or other persons as to matters which the member believes to be within the professional competence of such person.

Minutes of each meeting will be compiled by the Corporation’s Corporate Secretary who will act as Secretary to the Committee, or in the absence of the Corporate Secretary, by an Assistant Corporate Secretary of the Corporation who is also a member of the Corporation’s internal legal staff or any other person designated by the Committee.

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Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS (the “Meeting”) OF STORM CAT ENERGY CORPORATION (the “Company”)

TO BE HELD AT THE OFFICES OF BULL, HOUSSER & TUPPER, 30TH FLOOR, 1055 WEST GEORGIA STREET, VANCOUVER, BC, ON TUESDAY, JUNE 27, 2006 AT 2:00 PM

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints, J. Scott Zimmerman, President, Chief Executive Officer and Director of the Company, or failing this person, Paul Wiesner, Chief Financial Officer and Secretary of the Company, or in the place of the foregoing,                         as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

1.	To elect the following directors:	For	Withhold
(a) J. Scott Zimmerman

(b) Michael J. O’Byrne

(c) Robert D. Penner

(d) Michael J. Wozniak

(e) Robert J. Clark

(f) David G. Wight

(g) Jon R. Whitney

2.	To appoint Hein & Associates LLP as auditors.

		For	Against
3.

To approve, by special resolution, the amendments to the Articles of the Company to, among other amendments, create a class of Preferred Shares as more particularly set out in the Company’s Information Circular dated May 12, 2006 (the “Circular”);

4.

To approve the issuance by the Company in one or more private placements of such number of securities that would result in the Company issuing or making issuable 30,000,000 Common shares, as more particularly set out in the Circular;

5.	To approve the adoption of a Restricted Share Unit Plan, as more particularly set out in the Circular; and

6.	To approve an amendment to the Amended & Restated Share Option Plan, as more particularly set out in the Circular.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.                                       This Proxy is solicited by the Management of the Company.

2.                                       This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation.

3.                                       If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.                                       A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.                                       A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)                                 appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy;

OR

(b)                                 appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder.  If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.                                       The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, his/her Instrument of Proxy.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of Pacific Corporate Trust Company no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.

The mailing address of Pacific Corporate Trust Company is 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.pctc.com/webvote.htm